UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 April 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Mr SJ Mathews, a director of major subsidiaries of Gold Fields Limited entered into the following share dealing transactions:

Director	:	Stuart James Mathews
Position	:	Director, Gold Fields Australasia PTY Limited
Date of transaction	:	17 April 2020
Nature of transactions	:	On-market purchase on the New York Stock Exchange
Class of security	:	American Depositary Receipts (ADR)
Number of ADRs purchased	:	13,900
Price per ADR	:	$6.5089
Total value of transaction	:	$90,473.71
Nature of interest	:	Direct beneficial
Clearance obtained	:	Yes
Director	:	Stuart James Mathews
Position	:	Director, Gold Fields Australasia PTY Limited
Date of transaction	:	21 April 2020
Nature of transactions	:	On-market sale on the New York Stock Exchange
Class of security	:	American Depositary Receipts (ADR)
Number of ADRs sold	:	13,900
Price per ADR	:	$6.350
Total value of transaction	:	$88,265
Nature of interest	:	Direct beneficial
Clearance obtained	:	Yes

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
22 April 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 April 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer